	2006 FIRST QUARTER RESULTS
Stock Listing Information NYSE (ADR) Ticker: CX MEXICAN STOCK EXCHANGE Ticker: CEMEX.CPO Ratio of CEMEX.CPO to CX= 10:1		First quarter (1)				First quarter (1)
		2006	2005	% Var.		2006	2005
	Net sales	3,929	2,585	52%		36.0%	40.5%
	Gross profit	1,413	1,047	35%		14.2%	17.0%
	Operating income	556	440	26%		12.9%	17.2%
	Majority net income	505	444	14%		20.8%	24.5%
	EBITDA	818	633	29%		10.3%	12.6%
	Free cash flow after maintenance capital expenditures	406	326	25%

	Net debt	8,463	10,435	(19%	)
	Net debt/EBITDA	2.3	3.2
	Interest coverage	6.9	6.8
	Earnings per ADR	1.43	1.31	10%
	Average ADRs outstanding	352.5	339.6	4%

In millions of US dollars, except ratios and per-ADR amounts.

Average ADRs outstanding are presented in millions of ADRs.

Consolidated net sales grew to US$3,929 million, representing an increase of 52% over those of first quarter 2005, mainly as a result of the RMC acquisition. Sales increased in most of our markets due to higher cement, ready-mix, and aggregates volumes and a better pricing environment. The infrastructure and residential sectors continue to be the main drivers of cement and ready-mix demand in most of our markets.

Cost of sales and selling, general, and administrative (SG&A) expenses increased 64% and 41%, respectively, versus the first quarter of last year due mainly to the acquisition of RMC. The aggregate cost of energy and electricity per ton of cement produced for our portfolio increased slightly in excess of 10% in the first quarter compared with the same quarter last year. We will continue the implementation of our energy strategy to change the fuel mix in most of the kilns in Europe. This will allow us to further reduce our exposure to fuels with high price volatility.

EBITDA was US$818 million, an increase of 29% over that of first quarter 2005. EBITDA margin decreased from 24.5% in first quarter 2005 to 20.8% in first quarter 2006. Higher average volumes and better pricing conditions in most markets had a positive effect on the margin, compensating for higher energy costs, but the margin also reflects the change in the product mix as a result of the full consolidation of RMC.

The foreign exchange loss of US$50 million and the loss on financial instruments of US$20 million for the quarter resulted mainly from the depreciation of the Mexican peso versus the US dollar.

These losses were more than offset in the other expenses, net line, in which we recognized a net gain of US$126 million for the quarter. This gain is mainly attributable to the non-recurring income related to the cancellation of the liability accrued for past dumping duties as well as the recognition of the estimated dumping duties reimbursement that will be received from the U.S. Customs Department as a result of the settlement reached by the US and Mexican governments with regard to litigation involving imports of Mexican cement into the United States.

Majority net income increased 14% to US$505 million in the first quarter of 2006 from US$444 million in the same period a year ago.

Net debt at the end of the first quarter was US$8,463 million, representing reductions of US$202 million during the quarter and US$1,972 million since the end of the first quarter 2005. The net-debt-to-EBITDA ratio improved to 2.3 times from 2.4 times at the end of fourth quarter 2005. Interest coverage reached 6.9 times during the quarter, up from 6.8 times a year ago.

(1) Results for first quarter 2005 include the effect of the RMC acquisition only for the month of March.

Investor Relations In the United States 1 877 7CX NYSE In Mexico 52 (81) 8888 4292 E-Mail ir@cemex.com www.cemex.com

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EBITDA and Free Cash Flow(1)

	First quarter			January - March
	2006	2005	% Var.	2006	2005	% Var.
Operating income	556	440	26%	556	440	26%
+ Depreciation and operating amortization	262	193		262	193
EBITDA	818	633	29%	818	633	29%
- Maintenance capital expenditures	99	62		99	62
- Change in working capital	126	128		126	128
- Taxes paid	73	17		73	17
- Other cash items (net)	4	1		4	1
Free cash flow after maintenance capital expenditures	406	326	25%	406	326	25%
- Expansion capital expenditures	80	30		80	30
Free cash flow	326	296	10%	326	296	10%

In millions of US dollars.

Results for the first quarter and year-to-date 2005 include the effect of the RMC acquisition starting in March.

During the quarter, free cash flow of US$326 was used primarily to reduce debt by US$293 and to fund several investments. However, due to several liability management initiatives, our net debt was reduced by US$202 million.

Debt-Related Information

	First quarter			Fourth quarter		First quarter
	2006	2005	% Var.	2005		2006	2005
Total debt (2)	9,370	11,858	(21%)	9,478	Currency denomination
Short-term	11%	25%		13%	US dollar	75%	58%
Long-term	89%	75%		87%	Euro	20%	22%
Cash and cash equivalents	688	1,297	(47%)	601	British pound	0%	12%
Fair value of cross-currency swaps (2)	220	126		212	Yen	5%	7%
Net debt (2)	8,463	10,435	(19%)	8,665	Other	0%	1%

Interest expense	120	105	14%	123	Interest rate
Interest coverage	6.9	6.8		6.8	Fixed	49%	53%
Net debt/EBITDA	2.3	3.2		2.4	Variable	51%	47%

In millions of US dollars, except ratios.

On March 17, 2006, CEMEX issued two tranches in Mexico under its Medium-Term Promissory Notes Program (“Certificados Bursátiles”). The first tranche of notes consists of MXN 1,750 million with a maturity of five years at an interest rate equal to the 91-day Mexican treasury (CETES) plus 60 basis points. The second tranche of notes consists of five-year MXN 750 million at a fixed interest rate of 8.65%. Both tranches were swapped to US dollars at floating rates of close to 6-month LIBOR.

(1)

EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (Mexican GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such, does not have such Mexican-GAAP cash-flow measures to present as comparable to EBITDA or free cash flow.

(2)

During 2004, the Mexican Institute of Public Accountants issued Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”, which became effective beginning January 1, 2005. Bulletin C-10 details and supplements issues related to the accounting of derivative financial instruments. Among other aspects, Bulletin C-10 precludes the presentation of two financial instruments as if they were a single instrument (synthetic presentation). For this reason, starting in 2005, CEMEX recognizes the assets and liabilities resulting from the fair value of cross-currency swaps (“CCS”) separately from the financial debt, and such debt is presented in the currencies originally negotiated. Starting in 2001, CEMEX has effectively changed the original profile of interest rates and currencies of financial debt associated to CCS, and accordingly, until December 31, 2004, financial debt subject to these instruments was presented in the currencies negotiated in the CCS, through the recognition within debt of a portion of the assets or liabilities resulting from the fair value of such CCS. This reclassification has no impact on stockholders’ equity or net income. For presentation purposes in the table above, net debt includes the fair value of CCS associated with debt.

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Equity-Related Information

One CEMEX ADR represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	3,523,977,358

Exercise of stock options not hedged	25,674
Less increase (decrease) in the number of CPOs held in subsidiaries	(826,889)

End-of-quarter CPO-equivalent units outstanding	3,524,829,921

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.

Employee long-term compensation plans (1) (2)

As of March 31, 2006, executives had outstanding options on a total of 56,149,739 CPOs, with a weighted-average strike price of US$3.27 per CPO (equivalent to US$32.74 per ADR). Starting in 2005, CEMEX began offering executives a stock-ownership program. As of March 31, 2006, our executives held 94,597,948 restricted CPOs, representing 2.7% of our total CPOs outstanding.

Derivative Instruments

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency forwards and options, and equity derivatives in order to execute its corporate financing strategy and to hedge other obligations as they arise. The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	First quarter		Fourth quarter
Notional amounts	2006	2005	2005
Equity (not prepaid) (1)	0	1,224	0
Foreign-exchange	5,904	3,709	5,427
Interest-rate	3,489	4,427	2,884
Estimated aggregate fair market value	399	(112)	433

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX’s exposure to the risks being hedged.

Note: Mexican GAAP ("Bulletin C-2") requires companies to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded on the income statement. The exceptions to the general rule until December 31, 2004, as they pertained to CEMEX, occurred when transactions were entered into for cash-flow hedging purposes. In such cases, changes in the fair market value of the related derivative instruments were recognized temporarily in equity and were reclassified into earnings as the inverse effects of the underlying hedged items flowed through the income statement. Beginning in 2005, new Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”, establishes the framework for hedge accounting and overrides Bulletin C-2 in this respect; however, in respect to cash-flow hedges, the new rules are the same as those applied by CEMEX since 2001. CEMEX has recognized increases in assets and liabilities, which resulted in a net asset of US$397 million, arising from the fair market value recognition of its derivatives portfolio as of March 31, 2006. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

(1)

Until September 27, 2005, the date of pricing of our nondilutive equity offering and the liquidation of the equity forward contracts that hedged our executive stock-option programs, CEMEX accrued a liability representing the intrinsic value of the stock options. Resulting from the elimination of the economic hedge and given that the potential future appreciation of the stock options is currently not hedged through equity forwards, CEMEX has decided, for purposes of determining its obligations under the stock-option programs, to move from intrinsic value to fair value.

(2)

As of March 31, 2006, CEMEX had recognized a net liability related to its stock-option programs of approximately US$108 million. This liability includes the fair value of the options for US$263 million, net of an investment in a derivative financial instrument of approximately US$155 million that guarantees us the receipt of cash equivalent to the appreciation of our CPO market price over 25 million CPOs, in order to meet our obligations under our executive stock-option programs.

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Other Activities

CEMEX to increase cement production in the UAE with construction of a new grinding facility

On March 27, 2006, CEMEX announced that it intends to begin construction of a new grinding facility for cement and slag in Dubai, United Arab Emirates, in order to help meet increased local demand.

The construction of the grinding facility will increase commercial and production capacity in the region to 1.6 million metric tons of cement. The estimated investment in the new facility is US$50 million and is part of a CEMEX worldwide US$500 million expansion capital program planned for 2006.

Since January 2006, CEMEX's commercial cement operations have been supplying cement through the Corregidora silo ship to CEMEX Ready Mix operations and other customers in the United Arab Emirates.

The new grinding facility will be built on almost 59,000 square meters of land and will include buildings for raw-material storage, silos, and other structures for the storage and delivery of cement. The facilities will also house offices, workshops, and a laboratory used for quality-control purposes. The project will comply with strict global and local environmental requirements and is expected to be completed and fully operational by mid-2007.

CEMEX started operating in the United Arab Emirates in March 2005 after acquiring RMC Group, focusing on ready-mix concrete production and ground slag supply to the construction industry.

One of the most notable ongoing projects, where CEMEX is working, is the US$4.1 billion Dubai International Airport expansion, one of the largest airport expansion developments in the World.

CEMEX announces construction of new cement mill and dry mortar plant in Spain

On March 22, 2006, CEMEX announced that it will invest over €47 million in the construction of a new cement mill and dry mortar production plant at the Port of Cartagena, in Spain. The new facilities are expected to have a production capacity of almost 1 million metric tons of cement and 200,000 metric tons of dry mortar per year and are part of a CEMEX’s worldwide US$500 million expansion capital program planned for 2006.

The new facilities will occupy almost 45,000 square meters and will include structures for the reception of supplies, storage, and delivery of cement, and will house several offices and workshops.

The project will be undertaken in several phases and will adhere to strict environmental requirements. It is expected that the project will be completed in the first quarter of 2008. Upon completion, 50 new jobs will be created at the facility.

CEMEX to invest US$210 million to expand Yaqui Cement Plant

On March 6, 2006, CEMEX announced that it intends to begin construction of a new kiln at its Yaqui cement plant in Sonora, Mexico. The construction is expected to be completed in 2007. The total value of the investment, which will extend over a two-year period, is approximately US$210 million. The investment is part of a CEMEX’s worldwide US$500 million expansion capital program planned for 2006.

The current production of the Yaqui plant is approximately 1.35 million metric tons per year, and will be increased by an additional 1.8 million metric tons a year when completed.

CEMEX announces expansion of New Braunfels, Texas cement plant

On February 16, 2006, CEMEX announced that it intends to begin the construction of a second kiln at its Balcones cement plant in New Braunfels, Texas. The expansion is expected to be completed in 2008. The total value of the investment over the course of three years is approximately US$220 million. The investment is part of a CEMEX’s worldwide US$500 million expansion capital program planned for 2006.

The strong demand for cement, coupled with a current shortfall in regional supplies of cement, support CEMEX's need for expansion of its Texas facility. The current production of the Balcones cement plant is approximately 1.1 million metric tons per year, which is not sufficient to meet regional construction and infrastructure demands. CEMEX has received a permit from the Texas Commission on Environmental Quality that allows it to double its production capacity at Balcones and also includes several provisions and special conditions that will ensure CEMEX's continued commitment to the environment and neighboring communities, including the latest "state-of-the-art" emission-control units.

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Operating Results

Mexico

Our Mexican operations’ cement volumes increased 10% during the quarter versus first quarter 2005, while ready-mix volumes increased 25% over the same period. Adjusting for the additional business days in the quarter, volumes increased 5% and 20%, respectively, when compared with the same period a year ago. Cement prices were 8% higher in US-dollar terms during the quarter versus the same period a year ago.

One of the main drivers of cement consumption during the quarter was government infrastructure spending in projects such as streets and highways, state infrastructure, and rebuilding. The increased availability of credit from commercial banks and noncommercial sources such as Infonavit continues to support formal residential construction. Cement demand from the self-construction sector showed a slight recovery during the quarter due to increased disposable income.

United States

In CEMEX’s US operations, cement volumes increased 17% in first quarter 2006 versus the same period a year ago. On a like-to-like basis for the ongoing operations, cement volumes increased 18% for the quarter versus the comparable period of 2005. Ready-mix volumes increased 48% during the quarter due to the consolidation of the RMC operations. On a like-to-like basis for the ongoing operations, ready-mix volumes increased 2% for the quarter versus the same period in 2005. Aggregates volume, on a like-to-like basis for the ongoing operations, increased 3% for the first quarter over those of comparable period last year.

On a year-over-year basis, cement prices increased 16%, while ready-mix prices increased 19%, and aggregates prices increased 31% during the first quarter versus the same quarter in 2005.

All sectors continue to show a positive trend during the first months of 2006. Construction spending in the residential sector is up 8% during the first two months of 2006 versus the comparable period last year, although it is expected to slow down for the remainder of the year. The industrial-and-commercial sector is picking up, with spending in the sector growing 12% in the first 2 months of the year. Public spending and spending on streets and highways increased 8% during the first two months of 2006 versus the same period a year ago.

Spain

Domestic cement volume increased 13% during the first quarter of 2006 over the same quarter in 2005. Adjusting for the additional business days in the quarter, cement volumes increased 9%. Ready-mix volumes, adjusted for the additional business days as well as the integration of the Readymix Asland assets after the termination of the joint venture with Lafarge, increased 16%.

Spending on infrastructure is continuing its solid performance this year as projects from the government’s infrastructure program start, as does public spending in anticipation of next year’s local elections. The residential sector continues to be strong, although the growth rate in this sector is expected to moderate during the year. Prices in US-dollar terms for domestic cement increased 1% for the first quarter versus the comparable period in 2005.

United Kingdom

Cement and ready-mix volumes in the United Kingdom increased 1% and 5%, respectively, for the first quarter of 2006 versus the comparable period in 2005 on a like-to-like basis for the ongoing operations. Cement prices increased 6% in US-dollar terms and 14% in British-pound terms during the first quarter of this year versus the comparable quarter in 2005; the increase in prices offset higher fuel and electricity costs.

Following the decline in construction output last year, some sectors are showing signs of recovery. Government-funded work, including spending on infrastructure and housing, is starting to increase from a weak level in 2005. Additionally, mortgage approval rates point to further strengthening of the residential sector. The industrial-and-commercial sector showed positive performance during the quarter. Favorable weather conditions in the opening months of the year also contributed to cement consumption in the first quarter.

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Operating Results

Rest of Europe

In France, ready-mix and aggregates volumes increased 13% and 11%, respectively, in the first quarter versus the same period of 2005. Prices for ready mix and aggregates in euro terms increased 4% and 3%, respectively. The residential sector continues to exhibit strong performance; the number of working permits rose in the first months of the year. Milder weather conditions in February and March than in the same period in 2005 also aided volume growth.

In Germany, the new grand coalition is having a positive impact in the economy. There was an increase in residential building permits in the second half of 2005, as individuals sped up their projects to take advantage of the homeowner subsidy, which was cut by the end of 2005. This increase in permits is having a positive impact on residential construction in the first half of 2006. Growth in the industrial-and-commercial sector is expected to accelerate as the economy and the business climate improve. Construction in the public-works sector is still limited as high public debt continues. Domestic cement sales volumes for the quarter increased 10% while cement exports increased by 20% compared with the first quarter of 2005. Domestic cement prices in Germany remained flat in US-dollar terms and increased 9% in euro terms.

South/Central America and Caribbean

Domestic cement volumes in the region increased 19% in the quarter versus the same period of 2005.

The self-construction, residential, and commercial sectors are the main drivers of cement consumption in Venezuela. Increased oil revenues are also contributing to infrastructure projects. For the quarter, cement volumes in Venezuela increased 41% versus the first quarter 2005. Adjusting for the additional business days in the quarter, cement volumes increased 34%.

In Colombia, cement volumes grew 8% during the first quarter compared with the same quarter last year. The self- construction sector is starting to level off after a significant increase last year. Lower interest rates and higher access to credit are starting to fuel low- and middle-income housing. Cement prices increased 6% in US-dollar terms in the quarter compared with the first quarter of last year.

Africa and Middle East

The region’s domestic cement volumes during the quarter increased 15% versus the same period in 2005, while average prices in US-dollar terms increased 16%.

Domestic cement volumes for our operations in Egypt increased 15% during the first quarter compared with the same quarter in 2005. Overall economic recovery is leading to improvement in construction spending, especially by the private sector. The self-construction sector is also growing as a result of higher remittances into the country.

Asia

In aggregate, our cement volumes in the region decreased 4% during the quarter versus the same period of last year, with average prices in US-dollar terms up 9%.

Cement demand in the Philippines declined during the quarter as public infrastructure continues to be delayed pending the approval of the government’s budget for this year. The residential, commercial, and self-construction sectors continue to drive cement demand.

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Definition of Terms and Disclosures

Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles (GAAP). For the reader’s convenience, US dollar amounts for the consolidated entity are calculated by converting the constant Mexican peso amounts at the end of each quarter using the period-end MXN/USD exchange rate for each quarter. The exchange rates used to convert results for first quarter 2006, fourth quarter 2005, and first quarter 2005 are 10.88, 10.62, and 11.16 Mexican pesos per US dollar, respectively. CEMEX’s weighted-average inflation factor between March 31, 2005, and March 31, 2006, was -0.86%.

Per-country/region figures are presented in US dollars for the reader’s convenience. In the consolidation process, each country’s figures (except those of CEMEX Mexico) are converted to US dollars and then to Mexican pesos under Mexican GAAP. Figures presented in US dollars for Mexico, Spain, and the United Kingdom as of March 31, 2006, and March 31, 2005, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding exchange rate provided below.

To convert March 31, 2005, US-dollar figures for Mexico to constant Mexican pesos as of March 31, 2006, it is necessary to first convert the March 31, 2005, US-dollar figure to Mexican pesos using the exchange rate provided below, and then multiply the resulting amount by 1.0342, the inflation-rate factor between March 31, 2005, and March 31, 2006.

	March 31
Exchange rate	2006	2005
Mexican peso	10.88	11.16
Euro	0.82	0.77
British pound	0.57	0.53

Amounts provided in units of local currency per US dollar.

Breakdown of regions

The South/Central America and Caribbean region includes CEMEX’s operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico, and Venezuela, as well as our trading operations in the Caribbean region.

Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, and Sweden.

Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.

The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

EBITDA equals operating income plus depreciation and operating amortization.

Free cash flow equals EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other core businesses in existing markets.

Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other core businesses in existing markets.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Net debt equals total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents (please refer to footnote 2 on the second page of this report for further details).

Interest coverage is calculated by dividing EBITDA for the last twelve months by interest expense for the last twelve months.

Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months (please refer to footnote 2 on the second page of this report for further details).

Earnings per ADR

The number of average ADRs outstanding used for the calculation of earnings per ADR was 352.5 million for first quarter 2006 and 339.6 million for first quarter 2005.

Definition of Terms and Disclosures

Effect of the purchase of RMC on our financial statements

The acquisition of RMC concluded on March 1, 2005. The process of allocating the purchase price paid for RMC’s shares of approximately US$4.2 billion, including other direct purchase costs net of the proceeds from the sale of some assets, to the fair value of the assets acquired and liabilities assumed began during March 2005 and continued through the year and the first quarter of 2006. As of March, 31, 2006, CEMEX considers that the difference between the purchase price paid and the fair values of RMC's net assets as of March 1, 2005, which represented goodwill of approximately US$1.4 billion, is a reasonable estimate of the final allocation process. At this stage, CEMEX does not consider the existence of any material pending issues with respect to the purchase-price allocation.

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